

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Adrian Gottschalk
Chief Executive Officer
Foghorn Therapeutics Inc.
500 Technology Square, Suite 700
Cambridge, MA 02142

       Re: Foghorn Therapeutics Inc.
            Amendment 1 to
            Registration Statement on Form S-1
            Filed October 19, 2020
            File No. 333-249264

Dear Mr. Gottschalk :

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form S-1

Exhibits

1.   Please have counsel revise its legal opinion to cover the number of shares being offered on this registration statement.

You may contact Eric Atallah at (202) 551-3663 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences